                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF SEPTEMBER 2008

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA: FRANCESCO CHIAPPETTA TO LEAVE THE COMPANY

ANTONINO CUSIMANO NEW GENERAL COUNSEL & HEAD OF CORPORATE AND LEGAL AFFAIRS

Milan 4 September 2008

Telecom Italia announces that Francesco Chiappetta, Secretary of the Board of Directors, General Counsel and head of the Corporate and Legal Affairs function, intends to leave the Company on September 15th, 2008.

On the same date, Antonino Cusimano (Curriculum Vitae attached) will become General Counsel and head of the Corporate and Legal Affairs function. Cusimano was General Counsel Europe for PPG Industries and recently Senior Counsel Global Service of General Electric, Oil&Gas.

Telecom Italia

Media Relations

+39 06 3688 2424

http://www.telecomitalia.it/media

Telecom Italia

Investor Relations

+39 02 8595 4131

http://www.telecomitalia.it/investor_relations

Curriculum ANTONINO CUSIMANO

PERSONAL DETAILS

Date of birth:

September 29th, 1964, Palermo, Italy

Marital Status:

Married, 3 children

EDUCATION:

1984 – 1989 Università degli Studi di Palermo Law Degree

1986- 1987 Fulbright Scholarship, University of Utah, Salt Lake City, USA

1992 admitted to the Italian Bar (Avvocato)

PROFESSIONAL EXPERIENCE – MAIN RESPONSABILITIES

1989 -

1991 Studio Legale Rubino Sammartano Milan, Italy

General Commercial Practice

1991 – 1994 Bill Taylor Dickinson, Solicitors London, England

1994 – 2000 PPG Industries International Inc. Paris, France

Legal Counsel Europe

Responsible for Refinish and OEM Coatings Europe, Middle East, Africa

2000: PPG Industries International Inc. Paris, France

General Counsel Europe

Responsible for Europe, Middle East, Africa

General and international counsel responsibility, including management and budgeting responsibility;

Supervision of direct reports (in–house lawyers, paralegals, administrative assistants);

Supervision of outside counsel in all jurisdictions of responsibility;

Insuring compliance with foreign laws and all aspects of the law in multinational business transactions;

Activities included negotiating, drafting and counselling management on a wide variety of restructurings, purchase and sale operations, joint ventures, distribution and other agreements. Areas of responsibility included cross-border M&A, environmental (to include remediation of contaminated sites);

EU competition law.

Strong commercial orientation with demonstrated ability to assist management achieve objectives. Transaction during the past years have included:

Max Meyer Duco S.p.A. acquisition;

Sale of PPG Glass Europe business;

Acquisition of Refinish Business Unit of Autocolor Plc;

Acquisition of Bellaria S.P.A.;

Acquisition of AECI Pty, Refinish Business;

Acquisition of Sigma, Refinish Business;

Acquisition of a majority stake in a Dutch insurance company;

Site remediation activities and projects in countries throughout Europe

July 2003 to May 2005; PPG Industries International Inc. Paris, France

Additional responsibilities:

European Director for Environment, Health & Safety and Corporate Security.

May 2005 to December 2005: PPG Industries International Inc. Paris, France

Additional responsibilities:

Named “Corporate Counsel” with Global oversight responsibilities for the attorneys supporting automotive OEM coatings and packaging businesses (Continuing responsibility for PPG’s European Legal operations in his role as General Counsel, Europe.)

January 2006 to date: General Electric, Oil & Gas, Florence, Italy

Named Senior Counsel Global Services and Transactions with global responsibilities for:

-Providing counsel and strategic legal advice to GE Cil  & Gas  Global  Service including business law and compliance advice over a wide range of national and international legal issues, including international commercial contracts, critical localization efforts, remote site compliance risks, growth and simplification initiatives, controllership, and risk management processes;

-Providing legal advice to the GE Oil & Gas Business Development Group. Duties include legal support for all acquisitions, divestitures, equity investments, licensing and alliance arrangements. General and international counsel responsibility, including management and budgeting responsibility;

-

Supervisor of direct reports (in–house lawyers, paralegals, administrative assistants); Supervision of outside counsel in all jurisdictions of responsibility;

-

Named Director and Vice President for Nuovo Pignone Holding SpA and Nuovo Pignone SpA

LANGUAGES

      Italian, English & French: Fluent

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward - looking statements. This Press Release contains certain forward -looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

- our ability to restructure our organizational model from one based on technology (fixed and mobile) to one based on customer segments (consumers, SOHOs, SMEs, Corporates) in order to focus on customers and their needs in utilizing our products and services;

- our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;

- our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

- our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

- our ability to successfully achieve our debt reduction targets;

- the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

- the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

- our services are technology-intensive and the development of new technologies could render such services non-competitive;

- the impact of political and economic developments in Italy and other countries in which we operate;

- the impact of fluctuations in currency exchange and interest rates;

- our ability to successfully implement our strategy over the 2008-2010 period;

- our ability to build up our business in adjacent markets (pay-TV and IT services) and in international markets (particularly Brazil in mobile telecommunications and Europe-Germany-in BroadBand), due to our specialist and technical resources;

- our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on BroadBand;

- the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and

- the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      September 5th, 2008

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager